Exhibit 99.25
Exhibit C

Administrative Services Agreement for Allocated and Direct Charge Services

Parties:	CEG and CENG

Pricing:
$55 million less $7.5 mm credit for “Consumption Based Pricing” (CBP) costs (both subject to 2% escalator beyond 2011) plus CBP costs in excess of $7.5 million

Examples of application of formula:

Example 1:
In year 1, if CBP costs are $10 mm, then:
Cost: $47.5 plus $2.5  = $50 mm expense

Example 2:
In year 1, if CBP costs are $15 mm, then:
Cost: $47.5 plus $7.5  = $55 mm expense

Example 3 (5 years later):
$55 mm inflated to $60.7
$7.5 mm credit inflated to $8.3

If CBP costs are $15 mm (in year 5), then:
Cost: $52.4 plus 6.7 = $59.1 mm expense

Term:	January 1, 2011 through December 31, 2017
Scope:	Scope and quantity of services as presently provided.
Other terms:	To be negotiated in good faith with all deliberate speed after the date of the Master Agreement on an arm’s length basis.